Exhibit (a)(1)(vi)
August 31, 2005
Re: EGL, Inc. — Offer to Purchase for Cash Plan #879
Dear Plan Participant:
      EGL, Inc. (the “Company”), has announced an offer to purchase (the “Offer”) up to 9,615,000 shares of its common stock (including the Associated Preferred Stock Purchase Rights) (the “Shares”) at a price not greater than $26.00 or less than $22.50 per Share in cash, as specified by tendering Shareholders, upon the terms and subject to the conditions set forth in the Offer. The Offer is enclosed herein.
      The Company will determine a single per Share price not greater than $26.00 or less than $22.50 per Share, net to the seller in cash, without interest (the “Purchase Price”), that it will pay for Shares validly tendered and not properly withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering Shareholders. The Company will select the lowest Purchase Price that will allow it to buy $250 million of its Shares. In the event the final purchase price is less then the maximum price of $26.00 per share and more than 9,615,000 shares are tendered in the Offer at or below the purchase price, the Company intends to exercise its right to purchase up to an additional 2% of its Shares without extending the Offer so that it purchases up to $250 million of its Shares. The Company will pay the Purchase Price, even if such Shares were tendered below the Purchase Price, for all Shares validly tendered at or below the Purchase Price prior to the expiration date and not properly withdrawn. As an alternative to selecting a specific price, you may indicate that you are willing to sell your shares at whatever price is determined by the Company, which could result in your receipt of a price per share as low as $22.50.
      If prior to the expiration date stated below, more than 9,615,000 Shares (or such greater number of Shares as the Company may elect to purchase) are validly tendered at or below the Purchase Price and not properly withdrawn, the Company will buy Shares on a pro rata basis from all Shareholders who validly tender Shares at prices at or below the Purchase Price. Shareholders who own less than 100 Shares and who tender all of their Shares will not be subject to proration.
      The Company will return at its own expense but without interest, all Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration.
      Our records indicate that you are an EGL, Inc. Shareholder as a participant in the EGL, Inc. Employee Stock Purchase Plan (“Plan”). If you are an active employee, you may only tender those Shares you have held in the Plan for six months or more. To tender your Plan Shares held by Smith Barney, you must correctly complete the information requested below and either: (1) Return this letter by mail Smith Barney, Attn: Reorg/ Proxy — EGL Offer, P.O. Box 2152, New York, NY 10116, OR fax this letter to (212) 615-9529, Attn: Reorg/ Proxy — EGL Offer.
      Tendered Shares may be withdrawn at any time prior to 5:00 P.M., New York City time, on Tuesday, September 27, 2005, unless the Offer is extended by the Company and unless previously purchased, after October 27, 2005. Tendering Shareholders will not be obligated to pay brokerage fees or commissions to Smith Barney.
      The expiration date of this Offer is 5:00 P.M., New York City time, on Wednesday, September 28, 2005, unless extended by the Purchaser. However, in order to process Shareholders’ elections, Smith Barney must receive this letter properly completed by 5:00 P.M., on Tuesday, September 27, 2005, unless the Offer is extended. Responses received after this time will be handled on a best efforts basis. If you do not respond to this letter, your Shares will not be tendered by Smith Barney. If you have any questions, kindly contact Smith Barney’s Stock Plan Operations Department at (800) 367-4777.
      This notice is for information purposes only. Smith Barney cannot make a recommendation as to whether a Shareholder should tender (or the price at which a Shareholder should tender Shares) or refrain from tendering Shares under the Offer.

Shareholders participating in this Offer must submit bids in multiples of $0.25 by checking the desired Purchase Price below.
Shareholders desiring to tender Shares at more than one price must complete and submit separate copies of this letter for each price at which Shares wish to be tendered. Please note that the same Shares cannot be tendered at more than one price.

OPTION 1:	I WISH TO TENDER ALL OF MY SHARES AT THE PRICE CHECKED BELOW:

$22.50	$23.25	$24.00	$24.75	$25.50
$22.75	$23.50	$24.25	$25.00	$25.75
$23.00	$23.75	$24.50	$25.25	$26.00

OPTION 2:	I WISH TO TENDER ALL MY SHARES AT THE PRICE DETERMINED PURSUANT TO OFFER:

SOCIAL SECURITY NUMBER

PRINT NAME: ______________________________ SIGNATURE:
TELEPHONE (Daytime Number): Area Code (_____)          -

EMAIL (optional): ______________________________ DATE:
EAGL #879

5